

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2020

Thomas E. Kiraly
Chief Financial Officer
Hanger, Inc.
10910 Domain Drive, Suite 300
Austin, TX 78758

      Re: Hanger, Inc.
            Form 10-K For the Fiscal Year Ended December 31, 2018
            Filed March 14, 2019
            File No. 001-10670

Dear Mr. Kiraly:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences